UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF
A CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2) ☒

CITIBANK, N.A.

(Exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

388 Greenwich St., New York, NY	10013
(Address of principal executive office)	(Zip Code)

Hyundai Auto Receivables Trust 2020-C

(Exact name of obligor as specified in its charter)

Delaware	33-0978453
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

c/o: US Bank National Association 300 Delaware Ave., 9th Floor Wilmington, DE	19801
(Address of principal executive office)	(Zip Code)

Asset Backed Securities

(Title of the Indenture Securities)

Item 1. General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. - 15. Not Applicable

Item 16. List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect.

(Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business.

(Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers
(Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee.

(Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A as of September 30, 2020 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 16th day of October 2020.

CITIBANK, N.A.

By:	/s/ Kerry Hehir
Kerry Hehir Senior Trust Officer

Exhibit 7

CITIGROUP CONSOLIDATED BALANCE SHEET

(In millions of dollars)

	September 30,	December 31,	March 31,	June 30,	September 30,	3Q20 Increase/ (Decrease) from
	2019	2019	2020	2020	2020(1)	2Q20	3Q19
Assets
Cash and due from banks (including segregated cash and other deposits)	$24,086	$23,967	$23,755	$22,889	$25,308	11%	5%
Deposits with banks, net of allowance	196,357	169,952	262,165	286,884	298,412	4%	52%
Securities borrowed and purchased under agreements to resell, net of allowance	261,125	251,322	262,536	282,917	289,358	2%	11%
Brokerage receivables, net of allowance	54,215	39,857	68,555	51,633	51,610	-	(5)%
Trading account assets	306,824	276,140	365,000	362,311	348,209	(4)%	13%
Investments
Available-for-sale debt securities, net of allowance	275,425	280,265	308,219	342,256	343,690	-	25%
Held-to-maturity debt securities, net of allowance	75,841	80,775	82,315	83,332	96,065	15%	27%
Equity securities	7,117	7,523	8,349	7,665	7,769	1%	9%
Total investments	358,383	368,563	398,883	433,253	447,524	3%	25%
Loans, net of unearned income
Consumer	297,400	309,548	288,430	281,113	280,025	-	(6)%
Corporate	394,343	389,935	432,590	404,179	386,886	(4)%	(2)%
Loans, net of unearned income	691,743	699,483	721,020	685,292	666,911	(3)%	(4)%
Allowance for credit losses on loans (ACLL)	(12,530)	(12,783)	(20,841)	(26,420)	(26,426)	-	NM
Total loans, net	679,213	686,700	700,179	658,872	640,485	(3)%	(6)%
Goodwill	21,822	22,126	21,264	21,399	21,624	1%	(1)%
Intangible assets (including MSRs)	4,844	4,822	4,560	4,451	4,804	8%	(1)%
Other assets, net of allowance	107,933	107,709	112,873	108,106	107,125	(1)%	(1)%
Total assets	$2,014,802	$1,951,158	$2,219,770	$2,232,715	$2,234,459	-	11%

Liabilities
Non-interest-bearing deposits in U.S. offices	$99,731	$98,811	$113,371	$115,386	$121,183	5%	22%
Interest-bearing deposits in U.S. offices	407,872	401,418	462,327	490,823	497,487	1%	22%
Total U.S. deposits	507,603	500,229	575,698	606,209	618,670	2%	22%
Non-interest-bearing deposits in offices outside the U.S.	82,723	85,692	85,439	87,479	94,208	8%	14%
Interest-bearing deposits in offices outside the U.S.	497,443	484,669	523,774	539,972	549,745	2%	11%
Total international deposits	580,166	570,361	609,213	627,451	643,953	3%	11%

Total deposits	1,087,769	1,070,590	1,184,911	1,233,660	1,262,623	2%	16%
Securities loaned and sold under agreements to resell	195,047	166,339	222,324	215,722	207,227	(4)%	6%
Brokerage payables	63,342	48,601	74,368	60,567	54,328	(10)%	(14)%
Trading account liabilities	135,596	119,894	163,995	149,264	146,990	(2)%	8%
Short-term borrowings	35,230	45,049	54,951	40,156	37,439	(7)%	6%
Long-term debt	242,238	248,760	266,098	279,775	273,254	(2)%	13%
Other liabilities(2)	58,510	57,979	60,141	61,269	58,003	(5)%	(1)%
Total liabilities	$1,817,732	$1,757,212	$2,026,788	$2,040,413	$2,039,864	-	12%

Equity Stockholders' equity
Preferred stock	$19,480	$17,980	$17,980	$17,980	$17,980	-	(8)%
Common stock	31	31	31	31	31	-	-
Additional paid-in capital	107,741	107,840	107,550	107,668	107,764	-	-
Retained earnings	161,797	165,369	163,438	163,431	165,303	1%	2%
Treasury stock, at cost	(56,541)	(61,660)	(64,147)	(64,143)	(64,137)	-	(13)%
Accumulated other comprehensive income (loss) (AOCI)	(36,135)	(36,318)	(32,521)	(33,345)	(33,065)	1%	8%
Total common equity	$176,893	$175,262	$174,351	$173,642	$175,896	1%	(1)%

Total Citigroup stockholders' equity	$196,373	$193,242	$192,331	$191,622	$193,876	1%	(1)%
Noncontrolling interests	697	704	651	680	719	6%	3%
Total equity	197,070	193,946	192,982	192,302	194,595	1%	(1)%
Total liabilities and equity	$2,014,802	$1,951,158	$2,219,770	$2,232,715	$2,234,459	-	11%

(1)	Preliminary.

(2)	Includes allowance for credit losses for unfunded lending commitments. See page 23 for amounts by period.

NM Not meaningful.

Reclassified to conform to the current period's presentation.